Room 4561

	October 13, 2005

Ms. Mary Budge
Chief Executive Officer
Secure Computing Corporation
4810 Harwood Road
San Jose, California 95124

Re:	Secure Computing Corporation
	Registration Statement on Form S-4 filed September 19, 2005
	File No. 333-128410

	Form 10-K for the year ended December 31, 2004
	File No. 0-27074

Dear Ms. Budge:

      This is to advise you that we have limited our review of the above registration statement to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

General

1. Please be advised that any other comments to your filings, such as the comments issued by our accounting staff in a letter dated
September 14, 2005, must be cleared prior to acceleration of effectiveness of this registration statement.

Registration Statement on Form S-4

Item 22. Undertakings.

2. Please include the undertaking pursuant to Item 512(a) of
Regulation S-K.  Please also note that the reference to paragraph
(4)
in your second undertaking appears to be in error as the reference should be to the immediately preceding paragraph.

Signatures

3. Please have your controller or principal accounting officer execute the registration statement. Please see the Instructions to
Signatures on Form S-4 for additional guidance.

Form 10-K for the year ended December 31, 2004

Item 9A. Controls and Procedures

4. We note your disclosure that "there have been no significant changes in [y]our internal control over financial reporting" during the quarter ended December 31, 2004. Please note that Item 308 of Regulation S-K requires the disclosure of "any" change in your internal control over financial reporting that occurred during your last fiscal quarter that has "materially affected, or is reasonably likely to materially affect, [your] internal control over financial reporting." In light of the foregoing, please advise us with respect to whether there were any changes in your internal control over financial reporting for the quarters ended December 31, 2004, March
31, 2005 and June 30, 2005. Please also confirm to us that you will consider this comment in preparing future periodic reports.


*              *              *              *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and
Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange
Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact Anne
Nguyen at (202) 551-3611 or me at (202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	Kyle Guse, Esq.
	Alan Jacobs, Esq.
	Heller Ehrman LLP
	275 Middlefield Road
	Menlo Park, California 94025
	Telephone: (650) 324-7000
	Facsimile:  (650) 324-0638